SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D/A
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)*

Books-A-Million, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

098570-10-4

(CUSIP Number)

Abroms & Associates, P.C. 201 S. Court Street, Suite 610 Florence, Alabama 35630 (256) 767-0740 Attention: Martin R. Abroms
Copy to:
Maynard, Cooper & Gale, PC
1901 Sixth Avenue North Suite 2400
Birmingham, Alabama 35203-2618
(205) 254-1000
Attention: Christopher B. Harmon

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON ANDERSON BAMM HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,513,302
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,513,302
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON OO

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON CHARLES C. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,164,076
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,164,076
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON IN

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON HILDA B. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,111
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,111
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON IN

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON JOEL R. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,614,874
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,614,874
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON IN

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON CHARLES C. ANDERSON, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 273,284
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 273,284
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON IN

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON CHARLES C. ANDERSON, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,794
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,794
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON IN

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON TERRENCE C. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 377,241
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 372,240
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON IN

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON CLYDE B. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,682,094
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,442,094
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON IN

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON HAROLD M. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 377,197
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 377,197
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON IN

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON HAYLEY ANDERSON MILAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,380
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,380
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON IN

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON ASHLEY ANDERSON BILLINGSLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 84,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON IN

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THE ASHLEY ANDERSON TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 84,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON OO

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON IRREVOCABLE TRUST OF CHARLES C. ANDERSON, JR. FOR THE PRIMARY BENEFIT OF LAUREN ARTIS ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TENNESSEE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,380
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,380
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON OO

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON OLIVIA BARBOUR ANDERSON 1995 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,200
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON OO

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON ALEXANDRA RUTH ANDERSON IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,200
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON OO

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FIRST ANDERSON GRANDCHILDREN’S TRUST FBO CHARLES C. ANDERSON, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON OO

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FIRST ANDERSON GRANDCHILDREN’S TRUST FBO HAYLEY E. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON OO

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FIRST ANDERSON GRANDCHILDREN’S TRUST FBO LAUREN A. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON OO

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON SECOND ANDERSON GRANDCHILDREN’S TRUST FBO ALEXANDRA R. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON OO

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THIRD ANDERSON GRANDCHILDREN’S TRUST FBO TAYLOR C. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON OO

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FOURTH ANDERSON GRANDCHILDREN’S TRUST FBO CARSON C. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON OO

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FIFTH ANDERSON GRANDCHILDREN’S TRUST FBO HAROLD M. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON OO

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON SIXTH ANDERSON GRANDCHILDREN’S TRUST FBO BENTLEY B. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON OO

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THE CHARLES C. ANDERSON FAMILY FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 83,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON OO

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THE JOEL R. ANDERSON FAMILY FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 83,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON OO

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THE CLYDE B. ANDERSON FAMILY FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON OO

13D
CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON KAYRITA M. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,611
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,611
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,287,536 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.2%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D/A filed on March 9, 2009 (as previously amended, the “Schedule 13D”) by the Reporting Persons (who are listed below as signatories to this Amendment) with respect to the Common Stock, par value $0.01 (the “Shares”), of Books-A-Million, Inc., a Delaware corporation, 402 Industrial Lane, Birmingham, Alabama 35211 (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Effective March 19, 2010, Sandra B. Cochran (“Cochran”), a member of Anderson BAMM Holdings, LLC (“ABH,” and one of the Reporting Persons) and formerly the President and Chief Executive Officer of the Issuer until her resignation from those positions on March 11, 2009, entered into a Withdrawal Agreement with ABH whereby she withdrew as a member of ABH and, in connection with such withdrawal, surrendered her 1.30% membership interest in ABH.  In connection with the withdrawal, and in exchange for the surrender of her membership interest in ABH, ABH agreed to distribute and transfer to Cochran the twenty thousand (20,000) Shares of Common Stock of the Issuer that Cochran originally contributed to ABH in exchange for the membership interest.  Cochran also resigned from her position as a director of ABH in connection with the Withdrawal Agreement.  Because Cochran no longer serves in her former role as President and Chief Executive Officer of the Issuer, and because Cochran is no longer a member or director of ABH, the Group Administration Agreement (as defined below), pursuant to which the Reporting Persons file this Schedule 13D, was amended, effective March 19, 2010, to withdraw Cochran as a Group Shareholder (as defined in the Group Administration Agreement).  The Reporting Persons are therefore filing this Amendment No. 5 to report the withdrawal of Cochran as a Group Shareholder and Reporting Person and the resulting decreased percentage of Common Stock of the Issuer held by the remaining Reporting Persons.  In addition to reporting the change in the composition of the Reporting Persons, this Amendment No. 5 also reports the material change (for purposes of Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended) in the percentage of Common Stock of the Issuer held by the remaining Reporting Persons, which percentage has decreased more than 1% since the filing of Amendment No. 4.

Item 2.  Identity and Background

(a)-(c)             This statement is jointly filed by the entities and persons listed below (each individually a “Reporting Person” and collectively the “Reporting Persons”).  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.  Each of the aforementioned Reporting Persons has entered into that certain Group Administration Agreement dated as of April 9, 2007 (the “Group Administration Agreement,” a copy of which was previously filed as Exhibit 1 to this Schedule 13D), as supplemented by that certain Joinder to Group Administration Agreement dated as of September 2, 2008 (a copy of which was previously filed as Exhibit 3 to this Schedule 13D), by and among the Reporting Persons and Abroms & Associates, P.C., an Alabama professional corporation (the “Group Administrator”), pursuant to which such persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.  Pursuant to the Group Administration Agreement, the Reporting Persons have agreed to coordinate and administer their individual transactions in the Common Stock of the Issuer in order to provide for the orderly purchase and disposition of Common Stock.  The Reporting Persons do not have the power to vote or dispose of, or to direct the vote or disposition of, the Shares of any other Reporting Person, other than as otherwise set forth herein.  Information contained in this Schedule 13D with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of any information provided by any other person.

The persons listed in clauses (ii) through (xi) and (xxvii) are collectively referred to as the “Individual Reporting Persons.”  The entities listed in clauses (xii) through (xxiii) are collectively referred to as the “Trust Reporting Persons.”  The entities listed in clauses (xxiv) through (xxvi) are collectively referred to as the “Family Foundation Reporting Persons.”

(i)
Anderson BAMM Holdings, LLC, a limited liability company organized under the laws of the State of Delaware (“ABH”). The business address of ABH is 201 South Court Street, Suite 610, Florence, Alabama 35630.  The principal business of ABH is to serve as an investment vehicle for the persons who contribute Shares to ABH, initially by holding the Shares, and at a later date potentially buying or selling Shares or making other investments.

The directors of ABH are Charles C. Anderson, Joel R. Anderson, Charles C. Anderson, Jr., Terry C. Anderson and Clyde B. Anderson.  Harold Anderson has the right to nominate himself to the board of directors of ABH at any time that he owns a membership interest in ABH.

The Reporting Persons (other than ABH, Kayrita M. Anderson, Ashley Anderson Billingsley/The Ashley Anderson Trust, the Family Foundation Reporting Persons and Harold M. Anderson, with respect to 12,500 of his Shares) have contributed Shares to ABH in exchange for membership interests in ABH, pursuant to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of April 9, 2007 (the “ABH LLC Agreement”) by and among the Reporting Persons (other than Kayrita M. Anderson, Ashley Anderson Billingsley/The Ashley Anderson Trust and the Family Foundation Reporting Persons), as amended by that certain First Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC dated as of March 19, 2010 (a copy of which is filed as Exhibit 4 hereto).  Pursuant to the ABH LLC Agreement, the board of directors of ABH is given the power and authority to perform all acts as may be necessary or appropriate to conduct the business of ABH, including the power and authority to sell or dispose of the assets held by ABH (which includes the Shares contributed to ABH by the Reporting Persons).

(ii)
Charles C. Anderson, a United States citizen.  Mr. Anderson’s business address is 202 North Court Street, Florence, Alabama 35630, and his principal occupation is Managing Partner of Anderson & Anderson, LLC.  Anderson & Anderson, LLC’s principal business is real estate management.

Mr. Anderson, who previously reported his individual ownership of securities of the Issuer on Schedule 13G, will report his ownership of and transactions in securities of the Issuer as part of this group Schedule 13D for so long as the group is required to file.

(iii)
Hilda B. Anderson, a United States citizen.  Mrs. Anderson’s business address is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630, and her principal occupation is homemaker.

(iv)
Joel R. Anderson, a United States citizen.  Mr. Anderson’s business address of is 202 North Court Street, Florence, Alabama 35630, and his principal occupation is General Partner of Anderson & Anderson, LLC.  Anderson & Anderson, LLC’s principal business is real estate management.

Mr. Anderson, who previously reported his individual ownership of securities of the Issuer on Schedule 13G, will report his ownership of and transactions in securities of the Issuer as part of this group Schedule 13D for so long as the group is required to file.

(v)
Charles C. Anderson, Jr., a United States citizen.  Mr. Anderson’s business address is 6016 Brookvale Lane, Suite 151, Knoxville, Tennessee 37919, and his principal occupation is President and Chief Executive Officer of Anderson Media Corporation.  Anderson Media Corporation’s principal business is wholesale distribution of periodicals, books and pre-recorded music.

(vi)
Charles C. Anderson, III, a United States citizen.  Mr. Anderson’s business address is 5/F Lippon Leighton Tower, 103-109 Leighton Road, Causeway Bay, Hong Kong, and his principal occupation is Purchasing Specialist for Anderson Management Services, Inc.  Anderson Management Services, Inc.’s principal business is to perform management services for Anderson Media Corporation and certain of its merchandising and operating companies.

(vii)
Terrence C. Anderson, a United States citizen.  Mr. Anderson’s business address is 4511 Helton Drive, Florence, Alabama 35630, and his principal occupation is Chief Executive Officer of American Promotional Events, Inc.  American Promotional Events, Inc.’s principal business is pyrotechnics.

(viii)
Clyde B. Anderson, a United States citizen.  Mr. Anderson’s business address is 402 Industrial Lane, Birmingham, Alabama 35211, and his principal occupation is President, Chief Executive Officer and Chairman of the Issuer.  The Issuer’s principal business is book retailing.

Mr. Anderson, who previously reported his individual ownership of securities of the Issuer on Schedule 13G, will report his ownership of and transactions in securities of the Issuer as part of this group Schedule 13D for so long as the group is required to file.

(ix)
Harold M. Anderson, a United States citizen.  Mr. Anderson’s business address is 3101 Clairmont Road, Suite C, Atlanta, Georgia 30329, and his principal occupation is Chief Executive Officer of Anderson Press, Inc. and Chief Executive Officer of CRG Holding, Inc.  Anderson Press Inc.’s principal business is specialty publishing. CRG Holding, Inc.’s  principal business is the design, publication, marketing and distribution of picture frames, premium albums, memory products and paper goods for sale to specialty and mass-market retailers.

(x)
Hayley Anderson Milam, a United States citizen.  Ms. Anderson Milam’s business address is 202 North Court Street, Florence, Alabama 35630, and her principal occupation is missionary for the Southern Baptist Convention.

(xi)
Ashley Anderson Billingsley, a United States citizen.  Ms. Anderson Billingsley’s beneficial ownership of these Shares arises as a result of her being a co-trustee of The Ashley Anderson Trust.  See paragraph (xii) below.  Ms. Anderson Billingsley’s business address is 202 North Court Street, Florence, Alabama 35630, and her principal occupation is Inventory Manager of JRA, LLC.  JRA, LLC’s principal business is numismatics.

(xii)
The Ashley Anderson Trust, formed under the laws of the State of Alabama.  The trustee of The Ashley Anderson Trust is CitiCorp Trust South Dakota, and the co-trustee of such Trust Reporting Person is Ashley Anderson Billingsley.  The business address of The Ashley Anderson Trust, and of Ashley Anderson Billingsley as co-trustee, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.  The business address of CitiCorp Trust South Dakota is 1300 West 57th Street, Suite G100, Sioux Falls, South Dakota 57108.

(xiii)
Irrevocable Trust of Charles C. Anderson, Jr. FBO Lauren Artis Anderson, Carl M. Boley as Trustee, formed under the laws of the State of Tennessee.  The business address of the Irrevocable Trust of Charles C. Anderson, Jr. FBO Lauren Artis Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.  The residence address of Carl M. Boley is 1204 Park Glen Road, Knoxville, Tennessee 37919.

(xiv)
Olivia Barbour Anderson 1995 Trust, Lisa S. Anderson as Trustee, formed under the laws of the State of Alabama.  The business address of the Olivia Barbour Anderson Irrevocable Trust, and for Lisa S. Anderson as trustee of such trust, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.

(xv)
Alexandra Ruth Anderson Irrevocable Trust, Lisa S. Anderson as Trustee, formed under the laws of the State of Alabama.  The business address of the Alexandra Ruth Anderson Irrevocable Trust, and for Lisa S. Anderson as trustee of such trust, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.

(xvi)
First Anderson Grandchildren’s Trust FBO Charles C. Anderson, III, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama.   The business address of the First Anderson Grandchildren’s Trust FBO Charles C. Anderson, III is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.  The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xvii)
First Anderson Grandchildren’s Trust FBO Hayley E. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama.  The business address of the First Anderson Grandchildren’s Trust FBO Hayley E. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.  The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xviii)
First Anderson Grandchildren’s Trust FBO Lauren A. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama.  The business address of the First Anderson Grandchildren’s Trust FBO Lauren A. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.  The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xix)
Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama.  The business address of the Second Anderson Grandchildren’s Trust FBO Alexandria R. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.  The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xx)
Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama.  The business address of the Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.  The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xxi)
Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama.  The business address of the Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.  The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xxii)
Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama.  The business address of the Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.  The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xxiii)
Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama.  The business address of the Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.  The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xxiv)
The Charles C. Anderson Family Foundation, formed under the laws of the State of Alabama.  The Foundation’s business address is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.  The Foundation’s directors are Charles C. Anderson, Hilda B. Anderson and Clyde B. Anderson.  Charles C. Anderson is the Chairman of the board of directors of the Foundation and has the power to vote and dispose of the Shares held by the Foundation.  The Foundation has no officers.  The Foundation’s principal business is the making of charitable contributions. The Foundation receives contributions from a variety of sources which are consolidated and paid out to other charitable organizations as the board of directors of the Foundation may from time to time determine.

(xxv)
The Joel R. Anderson Family Foundation, formed under the laws of the State of Alabama.  The Foundation’s business address is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.  The Foundation’s directors are Joel R. Anderson, Carmen Anderson and Ashley Ruth Anderson Billingsley.  Joel R. Anderson is the Chairman of the board of directors of the Foundation and has the power to vote and dispose of the Shares held by the Foundation.  The Foundation has no officers.  The Foundation’s principal business is the making of charitable contributions. The Foundation receives contributions from a variety of sources which are consolidated and paid out to other charitable organizations as the board of directors of the Foundation may from time to time determine.

(xxvi)
The Clyde B. Anderson Family Foundation, formed under the laws of the State of Alabama.  The Foundation’s business address is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.  The Foundation’s directors are Clyde B. Anderson, Lisa S. Anderson and Terrence C. Anderson.  Clyde B. Anderson is the Chairman of the board of directors of the Foundation and has the power to vote and dispose of the Shares held by the Foundation.  The Foundation has no officers.  The Foundation’s principal business is the making of charitable contributions. The Foundation receives contributions from a variety of sources which are consolidated and paid out to other charitable organizations as the board of directors of the Foundation may from time to time determine.

(xxvii)	Kayrita M. Anderson, a United States citizen. Mrs. Anderson’s business address is 3101 Clairmont Road, Suite C, Atlanta, Georgia 30329, and her principal occupation is homemaker.

(d)           During the last five years, none of the Reporting Persons, nor any director or executive officer of any Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons, nor any director or executive officer of any Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of each of the Reporting Persons and each director and executive officer of any Reporting Person is as set forth above.

Item 3.  Source and Amount of Funds or Other Consideration

The Shares held by ABH were contributed to ABH by each of the Reporting Persons (other than Kayrita M. Anderson, Ashley Anderson Billingsley/The Ashley Anderson Trust, the Family Foundation Reporting Persons, Harold M. Anderson, with respect to 12,500 of his Shares, and ABH) on April 9, 2007 in exchange for membership interests in ABH.

The Shares held by each of the Individual Reporting Persons other than Ashley Anderson Billingsley, Charles C. Anderson, III and Hayley Anderson Milam were acquired with the personal funds of such Individual Reporting Person.  The purchases of these Shares have occurred at various times starting in 1991.

The Shares held by The Ashley Anderson Trust were transferred to such trust by Joel R. Anderson in 1992.  Joel R. Anderson previously purchased such Shares with his personal funds.

The Shares held by Charles C. Anderson, III were originally transferred to a trust for his benefit by Charles Anderson, Jr. at various times starting in 1992.  Charles Anderson, Jr. previously purchased such Shares with his personal funds.  In December 2005 such Shares were transferred from the trust to Mr. Charles C. Anderson, III.

The Shares held by Hayley Anderson Milam were originally transferred to a trust for her benefit by Charles Anderson, Jr. at various times starting in 1992.  Charles Anderson, Jr. previously purchased such Shares with his personal funds.  In March 2007 such Shares were transferred from the trust to Ms. Anderson Milam.

The Shares held by the Irrevocable Trust of Charles Anderson, Jr. for the Primary Benefit of Lauren Artis Anderson were transferred to such trust by Charles Anderson, Jr. at various times starting in 1992.  Charles Anderson, Jr. previously purchased such Shares with his personal funds.

The Shares held by the Olivia Barbour Anderson 1995 Trust were transferred to such trust by Clyde B. Anderson in 1994.  Clyde B. Anderson previously purchased such Shares with his personal funds.

The Shares held by the Alexandra Ruth Anderson Irrevocable Trust were transferred to such trust by Clyde B. Anderson in 1994.  Clyde B. Anderson previously purchased such Shares with his personal funds.

The Shares held by each of the other Trust Reporting Persons were transferred to such Trust Reporting Person by Charles C. Anderson at various times starting in 1992.  Charles C. Anderson previously purchased such Shares with his personal funds.

The Shares held by The Charles C. Anderson Family Foundation were donated to The Charles C. Anderson Family Foundation by Charles C. Anderson in 1994.  Charles C. Anderson previously purchased such Shares with his personal funds.

The Shares held by The Joel R. Anderson Family Foundation were donated to The Joel R. Anderson Family Foundation by Joel R. Anderson in 1994.  Joel R. Anderson previously purchased such Shares with his personal funds.

The Shares held by The Clyde B. Anderson Family Foundation were donated to The Clyde B. Anderson Family Foundation by Clyde B. Anderson in 1998.  Clyde B. Anderson previously purchased such Shares with his personal funds.

Item 4.  Purpose of Transaction

Acquisitions of Shares made by the Reporting Persons described in this Schedule 13D were made for investment purposes.  Each of the Reporting Persons intends to review, on a continuing basis, his, her or its investment in the Issuer.  Depending on such review and evaluation of the business and prospects of the Issuer and the price level of the Shares, and such other factors as each of them may deem relevant, each Reporting Person may, acting individually or together with other Reporting Persons, (i) acquire additional Shares, (ii) sell all or any part of his, her or its Shares pursuant to Rule 144, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933 or (iii) engage in any combination of the foregoing.  Subject to applicable law, each of the Reporting Persons may, acting individually or together with other Reporting Persons, enter into derivative transactions, hedging transactions or alternative structures with respect to the Shares.  Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice.  Any alternative that any Reporting Person may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors.  Other than as described in this Item 4, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any other individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons who are directors and executive officers of the Issuer, acting solely in their respective capacity as such a director or executive officer, may at any time or from time to time consider one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; and provided further that, at any time, any Reporting Person may, acting individually or together with other Reporting Persons, (i) review or reconsider their position with respect to the Issuer, and each Reporting Person reserves the right to develop such plans or proposals at any time, and (ii) make proposals to or have discussions with the Issuer with respect to any such transactions or matters or communicate with other shareholders with respect thereto.

Item 5.  Interest in Securities of the Issuer

(a)-(b)   The Reporting Persons may be deemed to beneficially own an aggregate of 8,287,536 Shares, which Shares represent approximately 52.2% of the 15,865,566 Shares which the Issuer has informed the Reporting Persons were outstanding on March 19, 2010.  However, no Reporting Person has the power to vote or dispose of, or to direct the vote or disposition of, the Shares of any other Reporting Person, other than as otherwise set forth herein.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
Anderson BAMM Holdings, LLC(1)	8,287,536	52.2%	1,513,302	0	1,513,302	0
Charles C. Anderson	8,287,536	52.2%	2,164,076(2)	0	2,164,076(2)	0
Hilda B. Anderson	8,287,536	52.2%	14,111	0	14,111	0
Joel R. Anderson	8,287,536	52.2%	1,614,874(3)	0	1,614,874(3)	0
Charles C. Anderson, Jr.	8,287,536	52.2%	273,284	0	273,284	0
Charles C. Anderson, III	8,287,536	52.2%	23,794	0	23,794	0
Terrence C. Anderson	8,287,536	52.2%	377,241(4)	0	372,240(4)	0
Clyde B. Anderson	8,287,536	52.2%	1,682,094(5)	0	1,442,094 (5)	0
Harold M. Anderson	8,287,536	52.2%	377,197	0	377,197	0
Hayley Anderson Milam	8,287,536	52.2%	25,380	0	25,380	0
Ashley Anderson Billingsley(6)	8,287,536	52.2%	0	84,000	0	84,000
The Ashley Anderson Trust(6)	8,287,536	52.2%	0	84,000	0	84,000
Irrevocable Trust of Charles C. Anderson, Jr. for the Primary Benefit of Lauren Artis Anderson	8,287,536	52.2%	25,380	0	25,380	0
Olivia Barbour Anderson 1995 Trust	8,287,536	52.2%	1,200	0	1,200	0
Alexandra Ruth Anderson Irrevocable Trust	8,287,536	52.2%	1,200	0	1,200	0
First Anderson Grandchildren’s Trust FBO Charles C. Anderson, III	8,287,536	52.2%	11,224	0	11,224	0
First Anderson Grandchildren’s Trust FBO Hayley E. Anderson	8,287,536	52.2%	11,224	0	11,224	0
First Anderson Grandchildren’s Trust FBO Lauren A. Anderson	8,287,536	52.2%	11,224	0	11,224	0
Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson	8,287,536	52.2%	11,224	0	11,224	0
Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson	8,287,536	52.2%	11,224	0	11,224	0
Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson	8,287,536	52.2%	11,224	0	11,224	0
Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson	8,287,536	52.2%	11,224	0	11,224	0
Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson	8,287,536	52.2%	11,224	0	11,224	0
The Charles C. Anderson Family Foundation(7)	8,287,536	52.2%	83,000	0	83,000	0
The Joel R. Anderson Family Foundation(8)	8,287,536	52.2%	83,000	0	83,000	0
The Clyde B. Anderson Family Foundation(9)	8,287,536	52.2%	46,000	0	46,000	0
Kayrita M. Anderson	8,287,536	52.2%	20,611	0	20,611	0
(1) Anderson BAMM Holdings, LLC issued membership interests to certain of the Reporting Persons in exchange for Shares of Common Stock of the Issuer held by such persons, as specified in the ABH LLC Agreement filed as Exhibit 2 to this Schedule 13D.  See Item 6 of this Schedule 13D.
(2) Includes 83,000 Shares held by The Charles C. Anderson Family Foundation.  Charles C. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these Shares.
(3) Includes 83,000 Shares held by The Joel R. Anderson Family Foundation.  Joel R. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these Shares.
(4) Mr. Anderson owns 5,001 Shares of restricted stock, all of which vest after May 19, 2010.  Mr. Anderson has the power to vote all of the restricted Shares. Consequently, the number of Shares set forth under Sole Voting Power includes all 5,001 Shares of restricted stock, and the number of Shares set forth under Sole Dispositive Power does not include any Shares of restricted stock.
(5) Includes 46,000 Shares held by The Clyde B. Anderson Family Foundation.  Clyde B. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these Shares.   Mr. Anderson owns 240,000 Shares of restricted stock, all of which vest after May 19, 2010.  Mr. Anderson has power to vote all restricted Shares.  Consequently, the number of Shares set forth under Sole Voting Power includes 240,000 Shares of restricted stock, and the number of Shares set forth under Sole Dispositive Power does not include any Shares of restricted stock.
(6) The Shares over which Ashley Anderson Billingsley has shared voting power and shared dispositive power are held of record by The Ashley Anderson Trust.
(7) These Shares are owned of record by The Charles C. Anderson Family Foundation.  Charles C. Anderson has sole voting and dispositive power over these Shares.
(8) These Shares are owned of record by The Joel R. Anderson Family Foundation.  Joel R. Anderson has sole voting and dispositive power over these Shares.
(9) These Shares are owned of record by The Clyde B. Anderson Family Foundation.  Clyde B. Anderson has sole voting and dispositive power over these Shares.

(c)   None, other than de minimis allocations of Shares to the 401(k) accounts of Reporting Persons that are employees of the Issuer and the issuance of restricted stock to Terrence C. Anderson (2,500 Shares) and Clyde B. Anderson (90,000 Shares) on March 11, 2010.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the Group Administration Agreement, each of the Reporting Persons has appointed Abroms & Associates, P.C. as Group Administrator to coordinate and administer their transactions in the Common Stock of the Issuer in order to provide for the orderly purchase and disposition of Common Stock.  The Group Administration Agreement is included as Exhibit 1 to this Schedule 13D and is incorporated herein in its entirety by this reference.

Pursuant to the ABH LLC Agreement, the Reporting Persons (other than ABH, Kayrita M. Anderson, Ashley Anderson Billingsley/The Ashley Anderson Trust, the Family Foundation Reporting Persons and Harold M. Anderson, with respect to 12,500 of his Shares) have (i) been granted membership interests in ABH in exchange for their capital contributions of Shares to ABH and (ii) agreed to certain matters relating to the operation of ABH, as more fully set forth in the ABH LLC Agreement.  The ABH LLC Agreement is filed as Exhibit 2 to this Schedule 13D and is incorporated herein in its entirety by this reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Group Administration Agreement, dated as of April 9, 2007, by and among the Reporting Persons named on this Schedule 13D, containing the appointment of the Group Administrator as attorney-in-fact.(*)
2
Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of April 9, 2007, by and among the Reporting Persons named on this Schedule 13D (other than Kayrita M. Anderson, Ashley Anderson Billingsley/The Ashley Anderson Trust and the Family Foundation Reporting Persons).(*)

3	Joinder to Group Administration Agreement, dated as of September 2, 2008, by and among the Reporting Persons named on this Schedule 13D.(**)
4
First Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of March 19, 2010, by and among the members of the board of directors of Anderson BAMM Holdings, LLC.

(*) Exhibits No. 1 and No. 2 were filed on April 9, 2007. (**) Exhibit No. 3 was filed on September 5, 2008.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2010

ANDERSON BAMM HOLDINGS, LLC
By: * Name: Charles C. Anderson Title: Director
* Charles C. Anderson
* Hilda B. Anderson
* Joel R. Anderson
* Charles C. Anderson, Jr.
* Charles C. Anderson, III
* Terrence C. Anderson
* Clyde B. Anderson
* Harold M. Anderson
* Hayley Anderson Milam
* Ashley Anderson Billingsley
* Kayrita M. Anderson
THE ASHLEY ANDERSON TRUST
By: * Name: CitiCorp Trust South Dakota Title: Trustee
IRREVOCABLE TRUST OF CHARLES C. ANDERSON, JR. FBO LAUREN ARTIS ANDERSON
By: * Name: Carl M. Boley Title: Trustee
OLIVIA BARBOUR ANDERSON 1995 TRUST
By: * Name: Lisa S. Anderson Title: Trustee

ALEXANDRA RUTH ANDERSON IRREVOCABLE TRUST
By: * Name: Lisa S. Anderson Title: Trustee
FIRST ANDERSON GRANDCHILDREN’S TRUST FBO CHARLES C. ANDERSON, III
By: * Name: SunTrust Bank Title: Trustee
FIRST ANDERSON GRANDCHILDREN’S TRUST FBO HAYLEY E. ANDERSON
By: * Name: SunTrust Bank Title: Trustee
FIRST ANDERSON GRANDCHILDREN’S TRUST FBO LAUREN A. ANDERSON
By: * Name: SunTrust Bank Title: Trustee
SECOND ANDERSON GRANDCHILDREN’S TRUST FBO ALEXANDRA R. ANDERSON
By: * Name: SunTrust Bank Title: Trustee
THIRD ANDERSON GRANDCHILDREN’S TRUST FBO TAYLOR C. ANDERSON
By: * Name: SunTrust Bank Title: Trustee
FOURTH ANDERSON GRANDCHILDREN’S TRUST FBO CARSON C. ANDERSON
By: * Name: SunTrust Bank Title: Trustee
FIFTH ANDERSON GRANDCHILDREN’S TRUST FBO HAROLD M. ANDERSON
By: * Name: SunTrust Bank Title: Trustee
SIXTH ANDERSON GRANDCHILDREN’S TRUST FBO BENTLEY B. ANDERSON
By: * Name: SunTrust Bank Title: Trustee
THE CHARLES C. ANDERSON FAMILY FOUNDATION
By: * Name: Charles C. Anderson Title: Chairman
THE JOEL R. ANDERSON FAMILY FOUNDATION
By: * Name: Joel R. Anderson Title: Chairman
THE CLYDE B. ANDERSON FAMILY FOUNDATION
By: * Name: Clyde B. Anderson Title: Chairman
*BY: ABROMS & ASSOCIATES, P.C.
As attorney-in-fact
By: /s/ Martin R. Abroms Name: Martin R. Abroms Title: President

INDEX TO EXHIBITS

Exhibit No.	Description
4
First Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of March 19, 2010, by and among the members of the board of directors of Anderson BAMM Holdings, LLC.

EXHIBIT 4

FIRST AMENDMENT

TO THE

LIMITED LIABILITY COMPANY AGREEMENT

OF

ANDERSON BAMM HOLDINGS, LLC

THIS FIRST AMENDMENT TO THE LIMITED LIABILITY COMPANY AGREEMENT (this “Amendment”) of ANDERSON BAMM HOLDINGS, LLC, a Delaware limited liability company (the “Company”), is made and entered into as of March 19, 2010, by and among Charles C. Anderson; Joel R. Anderson; Charles C. Anderson, Jr.; Terry C. Anderson; and Clyde B. Anderson (collectively, the “Board of Directors”) to adopt the resolutions and actions set forth below, with the same effect as if they had been duly approved at a special meeting of the Board of Directors as of March 19, 2010:

WHEREAS, the Members of the Company have previously entered into that certain Limited Liability Company Agreement of the Company dated as of April 9, 2007 (the “LLC Agreement”);

WHEREAS, pursuant to that certain Withdrawal Agreement dated as of March 19, 2010, by and between the Company and Sandra B. Cochran (“Cochran”), Cochran’s interest in the Company was transferred to the Company, and Cochran ceased to be a Member of the Company; and

WHEREAS, pursuant to Article 3 of the LLC Agreement, the Board of Directors wishes to amend Exhibit A of the LLC Agreement to reflect the current ownership of the Company.

NOW, THEREFORE, BE IT RESOLVED that the following be adopted:

1.           Terminology.  Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the LLC Agreement.

2.           Amendment to the LLC Agreement. The Board of Directors hereby adopts and consents to the amendment of the LLC Agreement pursuant to which Exhibit A of the LLC Agreement will be replaced with Exhibit A attached hereto to reflect the current ownership of the Company and further agrees that it and the Members shall be fully bound by, and subject to, all of the covenants, terms and conditions of the LLC Agreement as it is now written.

3.           Successors and Assigns.  Except as otherwise provided herein, this Amendment shall bind and inure to the benefit of and be enforceable by (a) the Company and its successors and assigns, (b) the Board of Directors and (c) the Members and any subsequent holders of their interests.

4.           Counterparts.  This Amendment may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.
(signature page follows)

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date set forth above, waiving all notice requirements, whether provided for by statute or otherwise.

Board of Directors:

/s/ Charles C. Anderson
Charles C. Anderson

/s/ Joel R. Anderson
Joel R. Anderson

/s/ Charles C. Anderson, Jr.
Charles C. Anderson, Jr.

/s/ Terry C. Anderson
Terry C. Anderson

/s/ Clyde B. Anderson
Clyde B. Anderson

EXHIBIT A

AS AMENDED MARCH 19, 2010

INDIVIDUAL SHAREHOLDER MEMBER	SHARES TRANSFERRED TO ABH, LLC	% ownership in ABH, LLC
Charles C. Anderson 202 North Court Street Florence, AL 35630	538,373	35.58%
Hilda B. Anderson 202 North Court Street Florence, AL 35630	2,000	0.13%
Joel R. Anderson 202 North Court Street Florence, AL 35630	200,000	13.22%
Clyde B. Anderson 402 Industrial Lane Birmingham, AL 35211	446,921	29.53%
Terry C. Anderson 4511 Helton Drive Florence, AL 35630	113,818	7.52%
Harold M. Anderson 3101 Clairmont Road, Suite C Atlanta, GA 30309	100,000	6.61%
Charles C. Anderson, Jr. 6016 Brookvale Lane, Suite 151 Knoxville, TN 37919	68,321	4.51%
Charles C. Anderson, III 5/F Lippon Leighton Tower 103-109 Leighton Road Causeway Bay, Hong Kong	7,931	0.52%
Hayley Anderson Milam 2500 Shallowford Road Apartment 5213 Atlanta, GA 30345	6,345	0.42%
Irrevocable Trust of Charles C. Anderson, Jr. FBO Lauren A. Anderson 6016 Broovale Lane, Suite 151 Knoxville, TN 37919	6,345	0.42%
Olivia B. Anderson 1995 Trust 402 Industrial Lane Birmingham, AL 35211	400	0.03%
Alexandra R. Anderson Irrevocable Trust 402 Industrial Lane Birmingham, AL 35211	400	0.03%
First Anderson Grandchildren Trust FBO Charles C. Anderson, III 202 North Court Street Florence, AL 35630	2,806	0.19%
First Anderson Grandchildren Trust FBO Hayley Anderson 202 North Court Street Florence, AL 35630	2,806	0.19%
First Anderson Grandchildren Trust FBO Lauren Anderson 202 North Court Street Florence, AL 35630	2,806	0.19%
Sixth Anderson Grandchildren Trust FBO Bentley B. Anderson 202 North Court Street Florence, AL 35630	2,806	0.19%
Fourth Anderson Grandchildren Trust FBO Carson C. Anderson 202 North Court Street Florence, AL 35630	2,806	0.19%
Second Anderson Grandchildren Trust FBO Alexandra Anderson 202 North Court Street Florence, AL 35630	2,806	0.19%
Fifth Anderson Grandchildren Trust FBO Harold M. Anderson 202 North Court Street Florence, AL 35630	2,806	0.19%
Third Anderson Grandchildren Trust FBO Taylor C. Anderson 202 North Court Street Florence, AL 35630	2,806	0.19%
TOTAL SHARES	1,513,302	100.00%